UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.1)*


                         Famous Dave's of America, Inc.
                                (Name of Issuer)

                         Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    307068106
                                 (CUSIP Number)

                               Mr. Joshua G. Welch
                               Vicuna Advisors LLC
                                 230 Park Avenue
                                    7th Floor
                               New York, NY 10169
                                 (212) 499-2938
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                June 14, 2006
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307068106

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                             Vicuna Advisors LLC
                             TIN:  13-4006560

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|

--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not Applicable
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero
         BY
        EACH        ------------------------------------------------------------
     REPORTING              SHARED VOTING POWER
      PERSON        8
       WITH                 723,555 shares

                    ------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER
                            Zero
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER

                            723,555 shares

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          723,555 shares

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          6.8 %

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
--------------------------------------------------------------------------------

CUSIP No. 307068106

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           Vicuna Partners LLC
                           TIN:  13-4006612
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |_|

--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not Applicable
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero
         BY
        EACH        ------------------------------------------------------------
     REPORTING              SHARED VOTING POWER
      PERSON        8
       WITH                 723,555 shares

                    ------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER
                            Zero
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER

                            723,555 shares

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          723,555 shares

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          6.8 %

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
--------------------------------------------------------------------------------

CUSIP No. 307068106

--------------------------------------------------------------------------------

          NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
1         Joshua G. Welch
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not Applicable
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------

NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero
         BY
        EACH        ------------------------------------------------------------
     REPORTING              SHARED VOTING POWER
      PERSON        8
       WITH                 723,555 shares

                    ------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER
                            Zero
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER

                            723,555 shares

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          723,555 shares

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          6.8 %

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------

     This Amendment No. 1 to Statement on Schedule 13D amends the Statement on
Schedule 13D relating to the Common Stock, $0.01 par value (the "Common Stock"), of Famous Dave's of America, Inc. (the "Issuer") filed by the Reporting Persons (as defined below) on April 4, 2006.


     This Statement is being filed by each of the following persons (the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Vicuna Advisors LLC, a Delaware limited liability company ("Advisors"), Vicuna Partners LLC, a Delaware limited liability company ("Partners"), and Joshua G. Welch ("Welch").

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

      The source of funds used to purchase the shares of Common Stock owned by the Reporting Persons (the "Shares") was working capital of investment partnerships for which Master acts as general partner and Advisors acts as investment adviser. The aggregate amount of such funds was $7,099,455.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------

     As of the date hereof, investment partnerships for which Partners acts as general partner and Advisors acts as investment adviser are the beneficial owners 723,555 shares of Common Stock. By virtue of its status as general partner, Partners might be deemed to be the beneficial owner of the securities owned by such investment partnerships. By virtue of its status as investment adviser, Advisors might be deemed to be the beneficial owner of the securities owned by such investment partnerships. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to be the beneficial owner of the securities owned by such investment partnerships. Advisors, Partners and Welch each disclaims beneficial ownership of the securities owned by such investment partnerships.

     As of the date hereof, such investment partnerships are the beneficial owners of 6.8% of the Common Stock. The percentage of the outstanding Common Stock reported in this Schedule 13D is calculated on the basis of 10,619,153 shares of Common Stock issued and outstanding on May 8, 2006, as reported in the Issuer's Form 10-Q for the fiscal quarter ended April 2, 2006 filed on May 12, 2006.

     By virtue of its status as general partner of such investment partnerships, Partners might be deemed to share indirectly power to dispose or direct the disposition of the securities owned by such investment partnerships. By virtue of its status as investment adviser to such investment partnerships, Advisors might be deemed to share indirectly power to dispose or direct the disposition of the securities owned by such investment partnerships. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to share indirectly power to dispose or direct the disposition of the securities owned by such investment partnerships.


      The following transactions were effected by the Reporting Persons in the Common Stock during the 60 days prior to the date of this Schedule 13D:

         Date     Purchase/Sale     No. of Shares     Price/Share     Market
     5/10/2006                P            10,300         $15.43      Nasdaq NMS
     5/11/2006                P             6,300         $15.70      Nasdaq NMS
     5/12/2006                P            13,700         $15.61      Nasdaq NMS
     5/15/2006                P            10,000         $15.08      Nasdaq NMS
     5/15/2006                P            10,000         $15.50      Nasdaq NMS
     5/16/2006                P             5,184         $14.90      Nasdaq NMS
     6/13/2006                P            35,291         $13.71      Nasdaq NMS
     6/14/2006                P            28,438         $13.59      Nasdaq NMS

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
          ---------------------------------

         Exhibit A:   Agreement of Joint Filing, dated as of June 16,
                      2006, among Advisors, Partners and Welch.

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 16, 2006


                            VICUNA ADVISORS LLC


                            By:  /s/ Joshua G. Welch
                                 ------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA PARTNERS LLC


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch

                                                                       EXHIBIT A
                          AGREEMENT RE JOINT FILING OF
                                  SCHEDULE 13D
                                  ------------



     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that Amendment No. 1 to Schedule 13D dated June 16, 2006 relating to the Common Stock, $0.01 par value, of Famous Dave's of America, Inc. as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.


Dated:  June 16, 2006


                            VICUNA ADVISORS LLC


                            By:  /s/ Joshua G. Welch
                                 ------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA PARTNERS LLC


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch